Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2005

                              CONVERIUM HOLDING AG
                 (Translation of registrant's name into English)
                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F_X_    Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes___          No_X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CONVERIUM HOLDING AG


                                                By: /s/ Terry Clarke
                                                    Name:  Terry Clarke
                                                    Title: CEO


                                                By: /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel


Date: May 11, 2005

                           Converium Holding Ltd, Zug

Zug, Switzerland - May 10, 2005 - Converium today reports on its financial results for the first quarter of 2005.

o For the first quarter of 2005 Converium reports a net loss of US$ 61.8 million and a pre-tax operating loss(1) of US$ 47.8 million. For the Company's ongoing operations, i.e. excluding US run-off, the segment loss(2) amounts to US$ 21.0 million and the non-life combined ratio to
     115.7 %.

o This result reflects (1) losses from winter storm Erwin (US$ 32.5 million adding 6.1 percentage points to the ongoing non-life combined ratio), (2) a negative impact on the technical result from the commutation of retrocession agreements (US$ 38.7 million or 7.2 percentage points), (3) net strengthening of prior years' loss reserves (US$ 10.4 million, including late developments of US$ 10.9 million relating to 2004 hurricanes) and (4) costs associated with Converium's restructuring (US$
     10.1 million).

o The overall result is also attributable to an operating expense base, which is not yet fully reflective of the cost reduction measures initiated in March 2005. Converium reiterates its commitment to target an administration expense ratio for its ongoing operations of a maximum of 6.5% of net premiums written in 2006.

o Converium reports satisfactory results for its Life & Health Reinsurance segment with a segment income of US$ 6.2 million.

o Investment activities continued to exhibit satisfactory results, with the total investment income yield amounting to 3.9%.

o The April 1 renewals, primarily in Japan, were in line with expectations. Converium continued to pursue a disciplined underwriting approach and consequently declined any business which did not meet the Company's profitability targets.

o Converium continues to be confident about the profitability of its underlying ongoing business. This portfolio comprises a significant portion of longer-tail business, which can be profitably priced at combined ratios exceeding 100%.


Terry Clarke, CEO, said: "Converium's financial results for the first quarter are disappointing. They are driven by losses arising from natural catastrophes and commutations of various retrocession contracts. The commutations reflect my unconditional commitment to operational prudence and strict risk management standards. Acts of God, however, are a constant phenomenon in the risk business and should, therefore, be assumed to occur from time to time producing volatility in results."

Terry Clarke added: "All in all, I feel encouraged by the continuing profitability of our underlying ongoing business, particularly as the current, non-sustainable administrative expense base will come down significantly in the wake of the cost cutting measures initiated in March. I am also pleased about our reserve situation, which continues to be stable."

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


First quarter 2005 highlights

o Gross premiums written:                                    US$ 717.5 million

o Net loss:                                                  US$ -61.8 million

o Pre-tax operating loss:                                    US$ -47.8 million

o Segment loss of ongoing operations:                        US$ -21.0 million

o Segment loss of run-off operation:                         US$ -4.6 million

o Ongoing non-life combined ratio:                           115.7%

o Impact from winter storm Erwin:                            6.1%

o Impact from the commutation of retrocession contracts:     7.2%

o Impact from late developments relating to 2004 hurricanes: 2.0%

o Adjusted ongoing non-life combined ratio:                  100.4%

o Total investment income yield:                             3.9%

o Shareholders' equity:                                      US$ 1,580.8 million


Overview of first quarter performance and short-term outlook

For the first quarter 2005 Converium reported a consolidated net loss of US$
61.8 million and a pre-tax operating loss of US$ 47.8 million as compared to a net profit of US$ 65.7 million and a pre-tax operating income of US$ 77.9 million in the same period of 2004.

The following developments had measurable effects on the first quarter 2005 financial results:

o The decrease in gross premiums written, net premiums written, and net premiums earned in the first quarter of 2005 (by 48.1%, 45.7% and 30.6%, respectively) is reflective of the reduction in business volume caused by the placement of the Company's North American reinsurance entity into orderly run-off in 2004 and the impact of the ratings downgrades which prompted clients to cancel their business or reduce their shares with Converium. Despite the decrease in premiums, there was still some growth in Property, Agribusiness and in the Life & Health Reinsurance segment resulting from increased shares in existing business and new client relationships.

o Winter storm Erwin, which swept across Northern Europe in January 2005, caused pre-tax net losses in the amount of US$ 32.5 million.

o As part of its risk management process Converium regularly evaluates the quality of its reinsurance assets taking into account all public domain information including the current rating and claims payment ability of Converium's retrocessionaires. Based on this process, the Company decided in the first quarter of 2005 to commute certain retrocessional reinsurance contracts with reinsurance recoverables in the amount of US$ 100.1 million (the full nominal value of future claims recoveries) for a commutation settlement of US$ 60.1 million (reflecting the discounted value of the commuted reserves). This commutation generated a negative impact of US$
     38.7 million on the technical result in the first quarter of 2005. This results from the long-tail nature of the expected future claims payment patterns of the underlying business.

o In the first quarter of 2005 Converium recorded a net strengthening of prior years' loss reserves of US$ 10.4 million (including US$ 10.9 million related to the 2004 hurricanes). This compares with net reserve additions of US$ 43.0 million in the same period of 2004.

o For the fifth consecutive quarter Converium's Life & Health Reinsurance segment produced a positive segment income which amounted to US$ 6.2 million in the first quarter of 2005. The Company reiterates that it considers the Life & Health Reinsurance operations a core element of its business.

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


o In the first quarter of 2005, the administration expense ratio for the ongoing non-life business was 6.4% as compared to 2.8% in the same period of 2004. Total operating and administration expenses for the Company were US$ 56.9 million, an increase of US$ 5.9 million compared with the same period of 2004. This included retention plan costs of US$ 6.6 million. It will take until early 2006 before the cost management measures initiated in March 2005 take full effect. Converium's current cost base, therefore, is not yet in line with the reduced premium volume.

o For the first quarter of 2005, Converium's Run-Off segment reported a segment loss of US$ 4.6 million. Even though no material commutations took place during this period of time Converium reaffirms its commitment to commute North American liabilities. The operating and administration expenses incurred by the Run-Off segment amounted to US$ 10.0 million in the first quarter of 2005, as compared to US$ 12.3 million in the same period of 2004.

The non-life combined ratio for Converium's ongoing operations was 115.7% for the first quarter of 2005 compared to 93.0% in the same period of 2004. Adjusted for winter storm Erwin and late loss development on the 2004 hurricanes (8.1 percentage points) as well as the negative impact from the commutation of retrocession contracts (7.2 percentage points), the adjusted non-life combined ratio for the ongoing operations was 100.4%. Given the mix of Converium's portfolio and the relatively large proportion of medium- to long-tail business, as well as considering the Company's extraordinary expense load this combined ratio indicates a continuing satisfactory performance of recent underwriting years, particularly as the administration expense ratio is expected to come down to a more sustainable level in light of Converium's cost reduction measures launched in March 2005.

For the first quarter 2005, Converium's Standard Property & Casualty Reinsurance and Life & Health Reinsurance segments reported a segment income of US$ 2.4 million and US$ 6.2 million, respectively. This compares with a segment income of US$ 48.2 million and US$ 1.7 million for the same period of 2004. The positive performance of Converium's Life & Health Reinsurance business is reflective of the growth in premium income and the expansion of existing reinsurance transactions in Continental Europe. The Specialty Lines segment reported a segment loss of US$ 29.6 million compared with a segment income of US$ 49.3 million for the same period of 2004.

The April 1 renewals have again proven the resilience of Converium's franchise. The Company retained 75.4% of the renewable business. In Japan, almost 70% of the business was successfully renewed. Converium maintained its very strong position with the largest clients. In South Korea the Company retained about three-quarters of the renewable business but withdrew from larger catastrophe programmes only broker business, due to inadequate rates. The India renewals were less successful with a retention ratio of 45% which is also reflective of softening market conditions. Converium is also satisfied with the renewal of its Medical Defence Union (MDU) book of business which grew by 9.5%. Considering these results, Converium reiterates the expectation to generate gross premiums written for the 2005 calendar year of in excess of US$ 2 billion.

The Company's net investment income continued to improve to US$ 82.2 million in the first quarter of 2005, an increase of 13.2% as compared to the same period of 2004. This increase largely resulted from growth in invested assets over 2004, as well as an allocation shift from equity securities to fixed income securities in mid-2004. In the first quarter of 2005, net realized capital losses amounted to US$ 0.7 million as compared to net realized capital gains of US$ 9.2 million in the same period of 2004. The total investment income yield for the first quarter of 2005 was 3.9% as compared to 4.1% in the first quarter of 2004 which benefited from net realized capital gains.

Looking ahead, Converium will focus its efforts on the systematic implementation of its six-point road map to recovery:

o Continue to operate as a stand-alone entity: The encouraging results of the January and April treaty renewals clearly testify to the resilience and viability of Converium's franchise.

o Right-size the organization: In order to remain competitive Converium is currently adjusting its cost base to the reduced volume of business it has today. The Company reiterates its commitment to target administration expenses for its ongoing operations at a ratio of 6.5% of net premiums written in 2006.

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


o Achieve a better financial strength rating: Converium's management is in regular contact with the rating agencies. Restoring their confidence based on a stable financial performance remains a key corporate objective.

o Implement future business strategies: Based on its earnings record outside North America, Converium continues to feel very confident about its current business model and will continue - with a clear geographical focus - to write all major lines of business and offer value-adding services to its clients.

o Successfully manage the run-off of Converium's North American entity: One of Converium's corporate priorities is to reduce legacy exposure from the US business in a way which meets the interests of shareholders. Converium will continue to diligently pursue commutations, look into the option of selling Converium Reinsurance (North America) Inc. as well as constantly evaluate any other options for extracting maximum value for shareholders from the US business.

o Enhance Converium's corporate culture: As well as restoring financial strength and management credibility, Converium promotes a corporate culture that appropriately balances the objectives of delegating authority to employees with ensuring a maximum level of accountability.


Business development

This section comments on the development of Converium's business segments and the Corporate Center. In the first quarter of 2005, Converium implemented a new segment structure to reflect the placement of Converium Reinsurance (North America) Inc. into orderly run-off. Going forward, Converium's business will be organized around four operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated Aviation business portfolio.

Standard Property & Casualty Reinsurance represented approximately 57.2% of total net premiums written in the first quarter of 2005. During this period of time, the segment reported a segment income of US$ 2.4 million as compared to a segment income of US$ 48.2 million for the same period in 2004. The segment's non-life combined ratio was 107.0% for the first quarter of 2005. The segment result was primarily attributable to the following factors:

o Winter storm Erwin resulted in pre-tax net losses in the amount of US$ 32.5 million during the first quarter of 2005. This compares with the absence of any major natural catastrophes in the first quarter of 2004.

o The hurricanes which occurred in 2004 resulted in late loss developments of US$ 7.4 million for the segment.

The segment income was favorably impacted by positive development on prior years' loss reserves of US$ 10.2 million. This positive reserve development primarily consisted of US$ 7.5 million in Property (net of US$ 7.4 million for the 2004 hurricanes).

In the first quarter of 2005, gross premiums written decreased by 34.9% to US$
412.5 million, net premiums written dropped by 32.8% to US$ 402.9 million and net premiums earned decreased by 35.0% to US$ 242.0 million.

The reduction in net premiums written was driven by the ratings downgrades of 2004, which resulted in the cancellation of business and reduced shares in current business. More specifically, developments by line of business included:

o Motor, which decreased by 53.7% or US$ 138.9 million to US$ 119.6 million as a result of reduced writings in the United Kingdom and France due to profitability considerations;

o General Third Party Liability, which declined by 45.3% or US$ 50.6 million to US$ 61.0 million, resulting from the cancellation of business and reduced shares in current business; and

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


o Personal Accident (assumed from non-life insurers), which decreased by 43.4% or US$ 9.6 million to US$ 12.5 million as a result of the cancellation or non-renewal of business and reduced shares in current business.

These decreases were partially offset by an increase in net premiums written within the Property line of business, which grew by 3.9% or US$ 7.8 million to US$ 209.8 million reflecting new business written and an increase in shares of current business.

Specialty Lines represented approximately 22.0% of total net premiums written in the first quarter of 2005. During this period of time, the Specialty Lines segment reported a segment loss of US$ 29.6 million, as compared to a segment income of US$ 49.3 million for the same period in 2004. The segment's non-life combined ratio was 125.7% for the first quarter of 2005. The segment result primarily reflects the following factors:

o As a result of its retrocessional risk management process, Converium decided in the first quarter of 2005 to commute certain retrocessional reinsurance contracts with nominal reinsurance recoverables in the amount of US$ 100.1 million for a commutation settlement of US$ 60.1 million, which generated a negative impact on the technical result of US$ 38.7 million. This impact reflects the long-tail nature of the expected future claims payment patterns of the underlying business. As part of its risk management process Converium regularly evaluates the quality of its reinsurance assets taking into account all public domain information including the current rating of its retrocessionaires. If there are genuine concerns about retrocessionaires' future prospects and their ability to pay future claims Converium considers commuting the retrocessionaires' obligations in respect of future claims. In this type of transaction the reinsurance recoverables which are included in claims reserves on Converium's balance sheet and reflect the full nominal value of expected future claims recoveries are reduced to zero. In exchange, Converium receives commutation considerations, which reflect the time value of money on the commuted reserves in question. Due to the value of the discount in respect of future expected cash flows, Converium expects a negative accounting impact on the technical result when such a commutation takes place, but avoids future concerns about the recoverability of the Company's reinsurance assets including potential bad debt provisions. Additionally, Converium will economically benefit in future quarters from additional investment income on cash received and/or reduced interest expenses related to any funds held balance.

o The Specialty Lines segment recorded a net strengthening of prior years' reserves of US$ 4.2 million, including late loss developments of US$ 3.5 million relating to the hurricanes which occurred in 2004.

In the first quarter 2005, gross premiums written decreased by 55.6% to US$
154.5 million, net premiums written declined by 51.9% to US$ 155.4 million and net premiums earned increased by 3.7% to US$ 292.4 million.

Premium volume was impacted by the ratings downgrades in 2004, which resulted in the cancellation of business and reduced shares in current business. More specifically, net premiums written by line of business decreased as follows:

o    Aviation & Space by 78.5% or US$ 75.9 million to US$ 20.8 million

o    Credit & Surety by 48.7% or US$ 19.0 million to US$ 20.0 million

o Professional Liability and other Special Liability by 41.1% or US$ 42.7 million to US$ 61.1 million

o    Engineering by 39.9% or US$ 17.0 million to US$ 25.6 million and

o    Marine & Energy by 29.1% or US$ 10.2 million to US$ 24.9 million.

These decreases were partially offset by an increase in net premiums written in the Agribusiness line of business by US$ 5.8 million to US$ 6.6 million.

Life & Health Reinsurance represented approximately 16.1% of total net premiums written in the first quarter of 2005. In this period of time the Life & Health Reinsurance segment reported a segment income of US$ 6.2 million as compared to a segment income of US$ 1.7 million for the same period in 2004. The technical result for the first quarter of 2005 was US$ 6.0 million compared to US$ 1.3 million for the same period in 2004. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest.

The positive development of the segment's bottom-line was primarily attributable to growth in premium volume and the expansion of existing reinsurance transactions in Continental Europe, which was partially offset by a negative development of US$ 1.5 million related to the tsunami that occurred in late 2004.

In the first quarter of 2005 gross premiums written decreased by 1.8% to US$
117.1 million, net premiums written grew by 2.3% to US$ 113.8 million and net premiums earned rose by 19.8% to US$ 81.1 million.

Net premiums written growth in the Life & Health Reinsurance segment by line of business included Life and Disability reinsurance (increased by 16.8% or US$
12.6 million to US$ 87.7 million), which grew due to the expansion of existing reinsurance transactions as well as new business being written.

This increase was offset by a decrease of 27.7% or US$ 10.0 million in net premiums written to US$ 26.1 million in the Accident & Health line of business due to the cancellation of contracts as a result of profitability considerations as well as the rating actions in 2004.

The newly established Run-Off segment, which represents all business originating from Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc., excluding the US originated Aviation business portfolio of GAUM, reported a segment loss of US$ 4.6 million. This result is largely attributable to a net strengthening of prior years' loss reserves by US$ 16.4 million. The reserve strengthening primarily occurred within Professional Liability and other Special Liability and Workers' Compensation.

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other corporate functions. The Corporate Center costs decreased in the first quarter of 2005 primarily due to the reduced size of Converium's Global Executive Committee and its dedicated functions.


                                  * * * * * * *

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The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however continue to provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.


Enquiries:

Esther Gerster                                        Zuzana Drozd
Head of Public Relations                              Head of Investor Relations

esther.gerster@converium.com                          zuzana.drozd@converium.com

Phone: +41 (0) 1 639 90 22                            Phone: +41 (0) 1 639 91 20
Fax:   +41 (0) 1 639 70 22                            Fax:   +41 (0) 1 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 650 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated Aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, the impact of the New York Attorney General and SEC investigation on the insurance industry, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

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--------------------------------------------------------------------------------
 Financial highlights: Income statement,      Three months ended      Year ended
  return on equity                                  March 31            Dec. 31

 In US$ million, unless noted                 2005          2004          2004
--------------------------------------------------------------------------------
 Gross premiums written                        717.5         1,383.6    3,840.9
 - change (%)                                 -48.1%
--------------------------------------------------------------------------------
 Net premiums written                          704.9         1,298.6    3,553.0
 - change (%)                                 -45.7%
--------------------------------------------------------------------------------
 Net premiums earned                           688.8           993.0    3,685.1
 - change (%)                                 -30.6%
--------------------------------------------------------------------------------
 Ongoing non-life loss ratio(3)                87.4%           69.7%      78.7%
 - change in percentage points              +17.7pts
--------------------------------------------------------------------------------
 Ongoing non-life underwriting expense         21.9%           20.5%      23.1%
  ratio(4)
 - change in percentage points               +1.4pts
--------------------------------------------------------------------------------
 Ongoing non-life administration expense        6.4%            2.8%       4.0%
  ratio(5)
 - change in percentage points               +3.6pts
--------------------------------------------------------------------------------
 Ongoing non-life combined ratio(6)           115.7%           93.0%     105.8%
 - change in percentage points              +22.7pts
--------------------------------------------------------------------------------
 Life & Health technical result(7)               6.0             1.3       14.7
 - change (%)                                   n.m.
--------------------------------------------------------------------------------
 Life & Health segment income                    6.2             1.7
 - change (%)                                   n.m.
--------------------------------------------------------------------------------
 Segment (loss) income of run-off operation     -4.6             5.4
 - change (%)                                   n.m.
--------------------------------------------------------------------------------
 Total investment results(8)                    81.5            81.8      358.1
 - change (%)                                  -0.4%
--------------------------------------------------------------------------------
 Total investment income yield(9)               3.9%            4.1%       4.4%
 - change in percentage points               -0.2pts
--------------------------------------------------------------------------------
 Total investment return(10)                    1.3%            7.3%       4.1%
 - change (%)                                -6.0pts
--------------------------------------------------------------------------------
 Pre-tax operating (loss) income(11)           -47.8            77.9     -362.5
 - change (%)                                   n.m.
--------------------------------------------------------------------------------
 Net (loss) income                             -61.8            65.7     -760.8
 - change (%)                                   n.m.
--------------------------------------------------------------------------------
 (Loss) earnings per share (US$)               -0.42    0.83 (rest.)     -12.00
 - change (%) n.m.
--------------------------------------------------------------------------------
 Return on equity(12)                         -14.4%           12.6%     -20.3%
 - change in percentage points                  n.m.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Financial highlights: Balance sheet                     March 31    December 31

 In US$ million, unless noted                              2005          2004
--------------------------------------------------------------------------------
 Total invested assets plus cash                           8,175.0      8,469.3
 - change (%)                                               -3.5%
--------------------------------------------------------------------------------
 Claims supporting capital(13)                             1,972.0      2,111.1
 - change (%)                                                -6.6%
--------------------------------------------------------------------------------
 Shareholders' equity                                      1,580.8      1,720.2
 - change (%)                                                -8.1%
--------------------------------------------------------------------------------
 Book value per share (US$)                                  10.80        11.76
 - change (%)                                                -8.2%
--------------------------------------------------------------------------------
 Book value per share (CHF)                                  12.87        13.37
 - change (%)                                                -3.7%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 Financial highlights: Investment results       Three months ended    Year ended
                                                      March 31          Dec. 31
 in US$ million, unless noted                    2005        2004        2004
--------------------------------------------------------------------------------
 Investment income - Fixed maturities              53.9        46.2       201.3
--------------------------------------------------------------------------------
 Investment income - Equity securities              1.2         2.1        11.5
--------------------------------------------------------------------------------
 Investment income - Funds Withheld Asset          16.9        20.3        75.1
--------------------------------------------------------------------------------
 Other investment income, net                      10.2         4.0        23.7
--------------------------------------------------------------------------------
 Net investment income                             82.2        72.6       311.6
--------------------------------------------------------------------------------
 Average annualized net investment income          3.9%        3.7%        3.8%
  yield (pre-tax)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Net realized capital (losses) gains               -0.7         9.2        46.5
--------------------------------------------------------------------------------
 Total investment results                          81.5        81.8       358.1
--------------------------------------------------------------------------------
 Average annualized total investment income        3.9%        4.1%        4.4%
  yield (pre-tax)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Change in net unrealized gains (losses)          -54.2        62.3       -25.1
  (pre-tax)
--------------------------------------------------------------------------------
 Total investment return (pre-tax)                 27.3       144.1       333.0
--------------------------------------------------------------------------------
 Average annualized total investment return        1.3%        7.3%        4.1%
  (pre-tax)
--------------------------------------------------------------------------------
 Average total invested assets (including cash  8,322.2     7,906.1     8,139.4
  and cash equivalents)
--------------------------------------------------------------------------------

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


--------------------------------------------------------------------------------
 Consolidated statements of income              Three months ended      Change
 (Unaudited)                                         March 31
 In US$ million, except share information      2005         2004          (%)
--------------------------------------------------------------------------------
 Revenues
--------------------------------------------------------------------------------
 Gross premiums written                         717.5        1,383.6     -48.1%
--------------------------------------------------------------------------------
 Less ceded premiums written                    -12.6          -85.0     -85.2%
--------------------------------------------------------------------------------
 Net premiums written                           704.9        1,298.6     -45.7%
--------------------------------------------------------------------------------
 Net change in unearned premiums                -16.1         -305.6     -94.7%
--------------------------------------------------------------------------------
 Net premiums earned                            688.8          993.0     -30.6%
--------------------------------------------------------------------------------
 Net investment income                           82.2           72.6     +13.2%
--------------------------------------------------------------------------------
 Net realized capital (losses) gains             -0.7            9.2       n.m.
--------------------------------------------------------------------------------
 Other loss                                      -7.8           -0.1       n.m.
--------------------------------------------------------------------------------
 Total revenues                                 762.5        1,074.7     -29.0%
--------------------------------------------------------------------------------
 Benefits, losses and expenses
--------------------------------------------------------------------------------
 Losses, loss adjustment expenses and life     -585.8         -720.9     -18.7%
  benefits
--------------------------------------------------------------------------------
 Underwriting acquisition costs                -160.4         -207.9     -22.8%
--------------------------------------------------------------------------------
 Other operating and administration expenses    -56.9          -51.0     +11.6%
--------------------------------------------------------------------------------
 Interest expense                                -7.9           -7.8      +1.3%
--------------------------------------------------------------------------------
 Amortization of intangible assets               -7.0           -0.7       n.m.
--------------------------------------------------------------------------------
 Restructuring costs                            -10.1              -       n.m.
--------------------------------------------------------------------------------
 Total benefits, losses and expenses           -828.1         -988.3     -16.2%
--------------------------------------------------------------------------------
 (Loss) income before taxes                     -65.6           86.4       n.m.
--------------------------------------------------------------------------------
 Income tax benefit (expense)                     3.8          -20.7       n.m.
--------------------------------------------------------------------------------
 Net (loss) income                              -61.8           65.7       n.m.
--------------------------------------------------------------------------------
 Basic (loss) earnings per share (US$)          -0.42   0.83 (rest.)       n.m.
--------------------------------------------------------------------------------
 Diluted (loss) earnings per share (US$)        -0.42   0.82 (rest.)       n.m.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Consolidated balance sheets                               March 31    Dec. 31
                                                             2005        2004
 In US$ million                                          (unaudited)
--------------------------------------------------------------------------------
 Invested assets
--------------------------------------------------------------------------------
 Held-to-maturity securities:
 Fixed maturities                                             838.8       850.4
--------------------------------------------------------------------------------
 Available-for-sale securities:
    Fixed maturities                                        4,906.8     4,834.8
    Equity securities                                         434.0       408.5
--------------------------------------------------------------------------------
 Other investments                                            232.3       272.3
--------------------------------------------------------------------------------
 Short-term investments                                       154.2       133.3
--------------------------------------------------------------------------------
 Total investments                                          6,566.1     6,499.3
--------------------------------------------------------------------------------
 Funds Withheld Asset                                       1,239.3     1,305.1
--------------------------------------------------------------------------------
 Total invested assets                                      7,805.4     7,804.4
--------------------------------------------------------------------------------
 Other assets
--------------------------------------------------------------------------------
 Cash and cash equivalents                                    369.6       664.9
--------------------------------------------------------------------------------
 Premiums receivables:
    Current                                                   208.6       318.5
    Accrued                                                 1,693.1     1,859.5
--------------------------------------------------------------------------------
 Reinsurance assets:
    Underwriting reserves                                   1,147.1     1,337.8
    Insurance balances receivable, net                        235.1       233.5
--------------------------------------------------------------------------------
 Funds held by reinsureds                                   1,751.6     1,721.3
--------------------------------------------------------------------------------
 Deferred policy acquisition costs                            440.0       484.7
--------------------------------------------------------------------------------
 Deferred income taxes                                         73.8        78.3
--------------------------------------------------------------------------------
 Other assets                                                 470.5       439.7
--------------------------------------------------------------------------------
 Total assets                                              14,194.8    14,942.6
--------------------------------------------------------------------------------
 Losses and loss adjustment expenses, gross                 8,737.2     8,915.6
--------------------------------------------------------------------------------
 Unearned premiums, gross                                   1,299.4     1,312.3
--------------------------------------------------------------------------------
 Future life benefits, gross                                  406.6       407.1
--------------------------------------------------------------------------------
 Other reinsurance liabilities                              1,154.0     1,375.3
--------------------------------------------------------------------------------
 Funds held under reinsurance contracts                       243.6       379.3
--------------------------------------------------------------------------------
 Deferred income taxes                                        142.1       157.2
--------------------------------------------------------------------------------
 Accrued expenses and other liabilities                       239.9       284.7
--------------------------------------------------------------------------------
 Debt                                                         391.2       390.9
--------------------------------------------------------------------------------
 Total liabilities                                         12,614.0    13,222.4
--------------------------------------------------------------------------------
 Common stock                                                 554.9       554.9
--------------------------------------------------------------------------------
 Additional paid-in capital                                 1,424.2     1,430.6
--------------------------------------------------------------------------------
 Treasury stock                                                -2.8        -7.7
--------------------------------------------------------------------------------
 Unearned stock compensation                                   -6.0        -7.5
--------------------------------------------------------------------------------
 Accumulated other comprehensive income:
    Net unrealized gains on investments, net of taxes          59.0       116.7
--------------------------------------------------------------------------------
    Cumulative translation adjustments                        167.5       187.4
--------------------------------------------------------------------------------
 Total accumulated other comprehensive income                 226.5       304.1
--------------------------------------------------------------------------------
 Retained deficit                                            -616.0      -554.2
--------------------------------------------------------------------------------
 Total equity                                               1,580.8     1,720.2
--------------------------------------------------------------------------------
 Total liabilities and equity                              14,194.8    14,942.6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Consolidated statements of cash flows                             March 31
 (Unaudited)
 In US$ million                                                  2005     2004
--------------------------------------------------------------------------------
 Net (loss) income                                               -61.8     65.7
--------------------------------------------------------------------------------
   Net realized capital (losses) gains on investments              0.7     -9.2
   Amortization of premium/discount                               13.8     14.1
   Depreciation and amortization                                  14.3      5.2
--------------------------------------------------------------------------------
 Total adjustments                                                28.8     10.1
--------------------------------------------------------------------------------
   Deferred policy acquisition costs                              32.0    -40.5
   Reinsurance assets                                            181.4     12.0
   Funds held by reinsureds                                      -72.2   -333.0
   Funds Withheld Asset                                           42.6     77.7
   Premiums receivable                                           279.4   -314.7
   Unearned premiums, gross                                        2.7    278.4
   Losses and loss adjustment expenses, gross                    -66.7    307.5
   Future life benefits, gross                                    -4.9     12.9
   Funds held under reinsurance contracts                       -113.7     -1.3
   Other reinsurance liabilities                                -220.1    165.4
   Income taxes, net                                              13.6     21.0
   Net change in all other operational assets and liabilities    -28.0    -32.6
--------------------------------------------------------------------------------
 Total changes in operational assets and liabilities              46.1    152.8
--------------------------------------------------------------------------------
 Cash provided by operating activities                            13.1    228.6
--------------------------------------------------------------------------------
   Purchases of fixed maturities held-to-maturity                    -    -39.6
   Proceeds from sales and maturities of fixed maturities        516.8    736.1
    available-for-sale
   Purchases of fixed maturities available-for-sale             -783.5   -838.3
--------------------------------------------------------------------------------
 Cash flows from investing activities (fixed maturities)        -266.7   -141.8
--------------------------------------------------------------------------------
   Proceeds from sales of equity securities                       -2.0    116.4
   Purchases of equity securities                                -42.2   -156.5
--------------------------------------------------------------------------------
 Cash flows from investing activities (equity securities)        -44.2    -40.1
--------------------------------------------------------------------------------
   Net increase in short-term investments                        -22.6    -10.5
   Proceeds from sales of other assets                            29.2        -
   Purchases of other assets                                       0.8     -9.3
   Purchase of real estate held for investments                   -5.2        -
--------------------------------------------------------------------------------
 Cash flows from investing activities (other)                      2.2    -19.8
--------------------------------------------------------------------------------
 Net cash used in investing activities                          -308.7   -201.7
--------------------------------------------------------------------------------
   Net purchases of common shares                                    -     -2.5
--------------------------------------------------------------------------------
 Net cash used in financing activities                               -     -2.5
--------------------------------------------------------------------------------
 Effect of exchange rate changes on cash and cash equivalents      0.3      9.3
--------------------------------------------------------------------------------
 Change in cash and cash equivalents                            -295.3     33.7
--------------------------------------------------------------------------------
 Cash and cash equivalents as of January 1                       664.9    280.8
--------------------------------------------------------------------------------
 Cash and cash equivalents as of March 31                        369.6    314.5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Segments                                         Three months ended    Change
 (Unaudited)                                            March 31
 In US$ million                                      2005     2004        (%)
--------------------------------------------------------------------------------
 Standard Property & Casualty Reinsurance
--------------------------------------------------------------------------------
 Gross premiums written                              412.5    633.9      -34.9%
--------------------------------------------------------------------------------
 Net premiums written                                402.9    599.4      -32.8%
--------------------------------------------------------------------------------
 Net premiums earned                                 242.0    372.0      -35.0%
--------------------------------------------------------------------------------
 Ongoing non-life loss ratio(14)                     80.3%    69.6%    +10.7pts
--------------------------------------------------------------------------------
 Ongoing non-life underwriting expense ratio(15)     22.0%    19.7%     +2.3pts
--------------------------------------------------------------------------------
 Ongoing non-life administration expense ratio(16)    4.7%     3.0%     +1.7pts
--------------------------------------------------------------------------------
 Ongoing non-life combined ratio(17)                107.0%    92.3%    +14.7pts
--------------------------------------------------------------------------------
 Total investment results(18)                         27.0     26.4       +2.3%
--------------------------------------------------------------------------------
 Segment income                                        2.4     48.2        n.m.
--------------------------------------------------------------------------------
 Retention ratio(19)                                 97.7%    94.6%     +3.1pts
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Specialty Lines
--------------------------------------------------------------------------------
 Gross premiums written                              154.5    347.8      -55.6%
--------------------------------------------------------------------------------
 Net premiums written                                155.4    323.4      -51.9%
--------------------------------------------------------------------------------
 Net premiums earned                                 292.4    282.0       +3.7%
--------------------------------------------------------------------------------
 Ongoing non-life loss ratio(14)                     93.2%    69.9%    +23.3pts
--------------------------------------------------------------------------------
 Ongoing non-life underwriting expense ratio(15)     21.8%    21.6%     +0.2pts
--------------------------------------------------------------------------------
 Ongoing non-life administration expense ratio(16)   10.7%     2.5%     +8.2pts
--------------------------------------------------------------------------------
 Ongoing non-life combined ratio(17)                125.7%    94.0%    +31.7pts
--------------------------------------------------------------------------------
 Total investment results(18)                         31.0     33.3       -6.9%
--------------------------------------------------------------------------------
 Segment (loss) income                               -29.6     49.3        n.m.
--------------------------------------------------------------------------------
 Retention ratio(19)                                  n.m.     93.0        n.m.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Life & Health Reinsurance
--------------------------------------------------------------------------------
 Gross premiums written                              117.1    119.2       -1.8%
--------------------------------------------------------------------------------
 Net premiums written                                113.8    111.2       +2.3%
--------------------------------------------------------------------------------
 Net premiums earned                                  81.1     67.7      +19.8%
--------------------------------------------------------------------------------
 Underwriting expense ratio Life & Health(20)        33.4%    17.4%    +16.0pts
--------------------------------------------------------------------------------
 Administration expense ratio Life & Health(21)       3.5%     2.7%     +0.8pts
--------------------------------------------------------------------------------
 Total investment results(18)                          6.0      4.7      +27.7%
--------------------------------------------------------------------------------
 Segment income                                        6.2      1.7        n.m.
--------------------------------------------------------------------------------
 Retention ratio(19)                                 97.2%    93.3%     +3.9pts
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Segments                                            Three months ended  Change
 (Unaudited)                                                March 31
 In US$ million                                         2005    2004       (%)
--------------------------------------------------------------------------------
 Run-Off
--------------------------------------------------------------------------------
 Gross premiums written                                 33.4    282.7    -88.2%
--------------------------------------------------------------------------------
 Net premiums written                                   32.8    264.6    -87.6%
--------------------------------------------------------------------------------
 Net premiums earned                                    73.3    271.3    -73.0%
--------------------------------------------------------------------------------
 Total investment results(18)                           17.5     17.4     +0.6%
--------------------------------------------------------------------------------
 Segment (loss) income                                  -4.6      5.4      n.m.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Corporate Center
--------------------------------------------------------------------------------
 Operating and administration expenses                  -7.2     -9.6    -25.0%
--------------------------------------------------------------------------------

(1) Pre-tax operating (loss) income is defined as pre-tax (loss) income excluding pre-tax net realized capital gains or losses, amortization of intangible assets and restructuring costs.

(2) Segment (loss) income of ongoing operations is defined as net premiums earned plus total investment result minus losses and loss adjustment expenses minus underwriting and acquisition costs minus operating and administration expenses.

(3) Ongoing non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.

(4) Ongoing non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.

(5) Ongoing non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

(6) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to premiums earned) plus ongoing non-life underwriting expense ratio (to premiums earned) plus ongoing non-life administration expense ratio (to premiums written).

(7) Life & Health technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interests.

(8) Total investment results are defined as net investment income plus net realized capital gains (losses).

(9) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(10) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(11) Pre-tax operating (loss) income is defined as pre-tax (loss) income excluding pre-tax net realized capital gains (losses), amortization of intangible assets and restructuring costs.

(12) Return on equity is defined as net income or loss (after-tax) divided by shareholders' equity at the beginning of the period, annualized.

(13) Claims supporting capital is defined as total equity plus debt.

(14) Ongoing non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.

(15) Ongoing non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.

(16) Ongoing non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

(17) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to premiums earned) plus ongoing non-life underwriting expense ratio (to premiums earned) plus ongoing non-life administration expense ratio (to premiums written).

(18) Total investment results are defined as net investment income plus net realized capital gains (losses).

(19) Retention ratio is defined as net premiums written divided by gross premiums written.

(20) Life & Health underwriting expense ratio is defined as underwriting expenses divided by net premiums earned.

(21) Life & Health administration expense ratio is defined as other operating and administration expenses divided by net premiums written.